Exhibit 15
Telvent Announces new composition of Audit Committee
Madrid, October 3, 2005 — Telvent GIT S.A. (Nasdaq: TLVT) , the Global RealTime IT Company, announced today that by a resolution of the Board Of Directors made on September 29, 2005, Mr. Emilio Cassinello Aubán was appointed as a member of the Audit Committee, replacing Mr. Jose B. Terceiro. As a result of this appointment, all of the members of Telvent ´s Audit Committee are independent in accordance with the requirements of Section 301 of the Sarbanes-Oxley Act, Rule 10A-3 under the Securities Exchange Act and Rule 4350(d)(2) of the NASDAQ Corporate Governance Rules, and within the time limit required.
Mr. Cassinello has been a director of Telvent since May 26, 2005. He is General Director of the International Center of Toledo for the Peace (La Paz). In the Ministry of Foreign Affairs of Spain, he has served in several representative positions like General Consul in New York (1998-2003). He has also been the first United General Secretary of Spain/United States Council and he is Honorary Fellow of the Foreign Policy Association of New York.
About Telvent GIT, S.A
Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value-added solutions for four specific industrial sectors (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America and China. (www.telvent.com).
Investor Relations Contacts:
José Ignacio del Barrio
Phone: +34 902-335599
Email: ir@telvent. com
Mark Jones
Phone: +1 646-284-9414
Email: mjones@hfgcg.com